Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 26, 2019, relating to the consolidated financial statements of Pure Storage, Inc. and subsidiaries (the "Company") (which expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of Accounting Standards Codification 606), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended January 31, 2019.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 30, 2019